SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

MNB Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

553103102
(CUSIP Number)

Susan E. Roepke
800 Poyntz Avenue
Manhattan, Kansas 66502
(913) 565-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13 G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.		13D
553103102

1.	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE
	PERSON

	Rolla W. Goodyear

2.	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP		A_____	B_____

	N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL
	PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)  ______

	N/A

6.	CITIZENSHIP OR PLACE OF ORIGINATION

	United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER:		53,295.96
8.	SHARED VOTING POWER:	0
9.	SOLE DISPOSITIVE POWER:	53,295.96
10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON

	53,295.96

12.	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES



13.	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW 11

	8.3%

14.	TYPE OF REPORTING PERSON

	IN

Background of this Amendment

ITEM 1.	Security and Issuer

		Common stock, $.01 par value
		MNB Bancshares, Inc.
		800 Poyntz Avenue
		Manhattan, KS 66502

ITEM 2.	Identity and Background

	This Schedule is being filed by:

	(a)	Rolla W. Goodyear
	(b)	1741 N Washington
		Auburn, KS 66402
	(c)	President, Auburn Facility, Security National
		Bank, and Director, Security National Bank
		Director, MNB Bancshares, Inc.

	(d)	N/A

The Reporting Person, during the last five years, has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other
		Consideration

		Personal funds of Twila L. Shideler Trust,
		Rolla W. Goodyear, Trustee, U/A
		Dated 7/2/82

ITEM 4.	Purpose of Transaction

		The common stock was purchased by the
		Reporting Person solely for investment
		purposes.  The Reporting Person has no
		present plan or proposal which relates to or would result in:

	(a)	The acquisition by any person of additional
		securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction, such
		as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or  transfer of a material amount of
		assets of the Issuer or any of its subsidiaries;

	(d)	Any change in the present Board of Directors
		or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that the Reporting Person has resigned the office of Presidency of Security
		National Bank, Auburn facility;

	(e)	Any material change in the present capitalization
		or dividend policy of the Issuer;

	(f)	Any other material change in the Issuer's
		business or corporate structure;

	(g)	Changes in the Issuer's charter, bylaws, or
		instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer
		to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer
		becoming eligible for termination of
		registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

	(j)	Any action similar to any of those enumerated
		above.

ITEM 5.	Interest in Securities of the Issuer

	(a)	Amount Beneficially Owned
		(i)	53,295.96
			Percent of class -- 8.3%

	(b)	Number of shares as to which such person
		has:

		(i)	sole power to vote or to direct the vote
			53,295.96

		(ii)	sole power to dispose or to direct the disposition of:
			53,295.96

In addition to the shares described herein, the Reporting
Person's spouse has 1,064 shares of the Issuer's Common
Stock. The Reporting Person does not have any voting or dispositive power with respect to such shares, and the Reporting Person disclaims beneficial ownership of such shares.

	(c)	Description of Transactions during the
		Past 60 Days

		A total of 5,324 shares purchased 5/13/97 at $22.50 per share in a private party transaction.

		526.59 shares - 1995 ESOP Allocation
		Notification dated 4/29/97

		585.37 shares - 1996 ESOP Allocation
		Notification dated 5/6/97

	(d)	Interest of Other Persons

		N/A

ITEM 6.	Contracts, Arrangements, Understandings or
		Relationships with Respect to Securities of the Issuer.

		None.

ITEM 7.	Material to be Filed as Exhibits.

		None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 1997

/s/	Rolla W. Goodyear
    Director